[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]


September 24, 2009

U.S. Securities and Exchange Commission
100 F Street,
NE Washington, D.C. 20549

Re:      JNLNY Separate Account I (Advisors II)
         File Nos. 333-118370 and 811-08401

Dear Commissioners:

This filing is Post-Effective Amendment No. 156 under the Investment Company Act of 1940 and Post-Effective Amendment No. 17 under the Securities Act of 1933, and is being made under paragraph (b)(1)(vii) of rule 485 as a replicate filing. Its purposes are to incorporate responses to oral comments by the staff on the amendment to the registration statement that we made on June 30, 2009, under paragraph (a) of rule 485, and to reflect the comments of the staff on the template filing (Accession No. 0000927730-09-000106); template relief requested by letter dated August 26, 2009.

This amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of rule 485. We propose that it becomes effective on September 28, 2009, as indicated on the facing sheet of the amendment.

Please call me at (517) 367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel